UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Star Equity Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85513Q103

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 101

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85513Q103

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,550,054*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,550,054*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,550,054*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.97%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,075,000 Shares underlying the Warrants (as defined herein) that are immediately exercisable.

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CUSIP No. 85513Q103

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Capitalized terms not defined herein shall have the meanings set forth in the original Schedule 13D. Item 3 is hereby amended and restated to read as follows:

Of the 3,550,054 Shares deemed beneficially owned by Mr. Eberwein, (i) 1,075,000 Shares and 1,075,000 accompanying warrants for an additional 1,075,000 Shares (the “Warrants”) were acquired directly from the underwriter in an underwritten public offering conducted by the Issuer that closed on January 24, 2022 (the “2022 Public Offering”), (ii) 650,000 Shares were acquired pursuant to that certain Purchase Agreement, (iii) 625,325 Shares were acquired via a combination of purchases with personal funds in the open market (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), (iv) 72,459 Shares were acquired upon the vesting of certain Restricted Stock Units awarded to Mr. Eberwein in connection with his service as the Executive Chairman of the Issuer’s Board, (v) 44,000 Shares were acquired in a public offering consummated in May 2020 (the “2020 Public Offering”), and (vi) 8,270 Shares are restricted stock units vesting within 60 days of June 22, 2022.

The aggregate purchase price of the Shares purchased in the open market and in the 2022 Public Offering and 2020 Public Offering is approximately $5,045,012, excluding brokerage commissions. The other Shares were acquired by Mr. Eberwein as described above.

In addition to the Shares, Mr. Eberwein owns 1,275,486 shares of the Issuer’s 10% Series A Cumulative Perpetual Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 15,082,155 Shares outstanding, which is the total number of Shares outstanding based on information provided by the Issuer to the Reporting Person.

A.	Mr. Eberwein
(a)	As of the close of business on June 22, 2022, Mr. Eberwein beneficially owned 3,550,054 Shares (including 1,075,000 Shares underlying the Warrants, which are immediately exercisable).

Percentage: Approximately 21.97%

(b)	1. Sole power to vote or direct vote: 3,550,054
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,550,054
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person since the filing of Amendment No. 2 the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 85513Q103

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 17, 2022, Mr. Eberwein entered into a new Rule 10b5-1 Buy Trading Plan (the “2022 Trading Plan”) with Clear Street LLC (“Broker”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. Broker is authorized to begin purchasing Shares pursuant to the 2022 Trading Plan on July 18, 2022. The 2022 Trading Plan expires on July 18, 2023, unless terminated earlier under certain conditions. A copy of the 2022 Trading Plan is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Rule 10b5-1 Buy Trading Plan, dated June 17, 2022, by and between Jeffrey E. Eberwein and Clear Street LLC.

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CUSIP No. 85513Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2022

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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CUSIP No. 85513Q103

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase/Sale

26,605	$1.06[2]	06/03/2022
22,393	$1.06[3]	06/06/2022
52,309	$1.06[4]	06/07/2022
8,764	$1.06[5]	06/08/2022
19,025	$1.06[6]	06/09/2022
113,010	$0.90[7]	06/21/2022
16,447	$0.92	06/22/2022

_______________

1 The prices reported in this column are weighted average prices. Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.

2 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.06, inclusive.

3 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.06, inclusive.

4 These shares were purchased in multiple transactions at prices ranging from $1.05 to $1.06, inclusive.

5 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.06, inclusive.

6 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.06, inclusive.

7 These shares were purchased in multiple transactions at prices ranging from $0.86 to $0.92, inclusive.